MoviOne, INC.

(the “Company”)
a Delaware Corporation

Financial Statements with Independent Auditor’s Report

Years Ended December 31, 2024 and December 31, 2023

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To: MoviOne, INC., Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information

otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
October 30, 2025

MoviOne, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	1,079,437	975,954
Accounts Receivable, Net		15,000	-
Prepaid Expenses		404,402	286,180
Other Current Assets		129,368	191,152
Other Current Assets - Related Party		17,522	17,522
Total Current Assets	$	1,645,729	1,470,808
Non-Current Assets:			
Fixed Assets, Net	$	10,789	7,370
Total Non-Current Assets		10,789	7,370
TOTAL ASSETS	$	1,656,518	1,478,178
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	321,147	1,087,986
Accrued Expenses		46,667	-
Deferred Revenue		290,729	67,260
COGS Accrual		479,269	540,515
Total Current Liabilities	$	1,137,812	1,695,761
TOTAL LIABILITIES	$	1,137,812	1,695,761
EQUITY			
Preferred Stock	$	105	75
Common Stock		100	100
Additional Paid in Capital		15,355,544	9,111,969
Subscriptions Receivable		(100)	(100)
Accumulated Deficit		(14,836,943)	(9,329,627)
TOTAL EQUITY	$	518,706	(217,583)
TOTAL LIABILITIES AND EQUITY	$	1,656,518	1,478,178

See Accompanying Notes to these Audited Financial Statements

MoviOne, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Revenues	$	14,115,925	14,583,866
Refunds, Discounts, & Allowances		(787,158)	-
Cost of Goods Sold		(11,707,357)	(13,598,223)
Gross Profit	$	1,621,409	985,643
Operating Expenses			
General & Administrative Expenses	$	3,019,005	2,795,487
Advertising & Marketing		2,150,195	690,413
Product Development		1,221,815	1,095,494
Compensation Expense		734,596	-
Depreciation & Amortization		3,115	1,627
Total Operating Expenses		**7,128,726**	**4,583,020**
Total Loss from Operations	$	**(5,507,317)**	**(3,597,377)**
Other Income (Expense)			
Net Income (Loss)	**$**	**(5,507,317)**	**(3,597,377)**

See Accompanying Notes to these Audited Financial Statements

MoviOne, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock					
	# of Shares	$ Amount	# of Shares	$ Amount	Subscription Receivable	APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/23	10,000,000	100	7,396,194	74	(100)	7,921,974	(5,732,249)	2,189,799
Issuance of Common Stock	-	-	-	-	-	-	-	-
Issuance of Preferred Stock Seed Series Seed 3	-	-	91,618	1	-	-	-	1
Additional Paid-in Capital	-	-	-	-	-	1,189,995	-	1,189,995
Net income (loss)	-	-	-	-	-	-	(3,597,377)	(3,597,377)
Ending balance at 12/31/23	10,000,000	100	7,487,812	75	(100)	9,111,969	(9,329,627)	(217,583)
Issuance of Common Stock	-	-	-	-	-	-	-	-
Issuance of Preferred Stock Series A Preferred	-	-	3,010,805	30	-	-	-	30
Additional Paid-in Capital	-	-	-	-	-	5,508,979	-	5,508,979
Additional Paid-in Capital StockOptions	-	-	-	-	-	229,930	-	229,930
Additional Paid-in Capital- Warrants	-	-	-	-	-	504,667	-	504,667
Net income (loss)	-	-	-	-	-	-	(5,507,317)	(5,507,317)
Ending balance at 12/31/24	10,000,000	100	10,498,617	105	(100)	15,355,545	(14,836,943)	518,706

See Accompanying Notes to these Audited Financial Statements

MoviOne, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(5,507,317)	(3,597,377)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation		3,115	1,627
Accounts Receivable		(15,000)	-
Prepaid Expenses		(118,222)	(187,679)
Other Current Assets		61,784	(183,322)
Accounts Payable		(766,839)	573,263
Accrued Expenses		46,667	-
Deferred Revenue		223,469	(214,232)
COGS Accrual		(61,246)	540,515
Sharebased Compensation		734,596	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		108,324	530,171
Net Cash provided by (used in) Operating Activities	$	(5,398,992)	(3,067,206)
INVESTING ACTIVITIES			
Fixed Assets	$	(6,534)	(1,205)
Net Cash provided by (used in) Investing Activities	$	(6,534)	(1,205)
FINANCING ACTIVITIES			
Preferred Stock	$	30	1
Additional Paid in Capital		5,508,979	1,189,995
Net Cash provided by (used in) Financing Activities	$	5,509,009	1,189,996
Cash at the beginning of period		975,954	2,854,369
Net Cash increase (decrease) for period	$	103,484	(1,878,415)
Cash at end of period	$	1,079,437	975,954

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	-	-
Income taxes	-	-

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization:
MoviOne, Inc. (the “Company”) was originally incorporated in the State of Delaware on January 4, 2022, under the Delaware General Corporation Law. The Company’s registered office is located at 1209 Orange Street, Wilmington, Delaware 19801, and its registered agent is The Corporation Trust Company.

Business Description:
The Company operates MoviePass, a movie-going subscription service that allows subscribers to purchase same-day movie tickets through a credit-based system. Members pay a monthly subscription fee to receive credits that may be redeemed for movie tickets at participating theaters nationwide. The Company relaunched MoviePass with multiple pricing tiers that vary by geographic region and market costs of moviegoing. The subscription model is designed to enhance theater attendance and offer data-driven insights to exhibitors and studios while providing consumers with flexible, cost-effective access to movies.

Funding and Growth:
During 2023 and 2024, the Company completed multiple rounds of financing, including a Series A offering in 2024, to support user growth and platform development. The business model is seasonal, with higher subscription and ticket redemption activity during summer and holiday periods. Capital raised through preferred stock issuances was primarily used to support technology development, marketing, and customer acquisition efforts.

Operations:
The Company maintains its principal executive offices in New York, New York. The Company’s operations include subscription management, technology infrastructure for mobile and web-based applications, theater network relationships, and customer support services. The Company continually invests in refining its credit allocation algorithm and user experience to enhance retention and optimize profitability across its subscription tiers.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity’s Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company’s management has evaluated this condition and plans to generate revenues and raise capital as

needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,079,437 and $975,954 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit on a 30-day basis to its customers. No individual customer accounted for more than 10% of outstanding receivables as of the balance sheet date. Management believes the allowance for doubtful accounts is adequate to absorb potential losses.

Description	**2024**	**2023**
Trade Accounts Receivable	15,000	-
Less: Allowance for Doubtful Accounts	-	-
Totals	**15,000**	**-**

Credit Policies and Concentrations

Credit terms are typically net 30 days. The Company evaluates credit risk on a customer-by-customer basis. No single customer accounted for more than 10% of receivables as of year-end. The Company has not pledged or factored any accounts receivable.

Prepaid Expenses

Prepaid expenses primarily consist of advance payments made for goods and services to be received in future periods, including software subscriptions, marketing contracts, and insurance premiums. These amounts are recorded as assets and expensed over the periods to which the related services apply.

The Company also maintains a prepaid account with USIO, Inc., its third-party payment processor, in connection with its MoviePass subscription card program. Under this arrangement, the Company periodically transfers funds into its USIO account to pre-fund member cards when users unlock their cards to purchase movie tickets. The

---

transfer of funds to the USIO account represents a deposit held on behalf of subscribers and facilitates real-time payments for ticket transactions at participating theaters.

Funds held with USIO remain the property of the Company until utilized by members to complete qualifying movie ticket transactions. Any unused card funding that remains unspent or unexpired after the allowed transaction window is automatically reversed and returned to the Company's USIO account. The balance in this account is classified as a prepaid asset on the accompanying balance sheet because it represents money held in advance of expected usage.

As of December 31, 2024 and December 31, 2023, prepaid expenses totaled $404,402 and $286,180, respectively, which included approximately $295,065 and $240,250 held within the USIO prepaid payment processing account for December 31, 2024 and December 31, 2023, respectively. Management monitors the balance of pre-funded amounts with USIO on a weekly basis to ensure sufficient liquidity to cover customer redemptions and minimize idle balances. The Company had no long-term prepaid balances or restricted cash requirements related to this account as of year-end.

<u>Other Current Assets</u>

Other Assets consisted of the following items:

Stripe Clearing Account: Represents funds held in transit with Stripe, the Company's payment processor. This balance reflects amounts collected from customers that have not yet been transferred by Stripe to the Company's operating bank account. The clearing account is monitored and reconciled regularly to ensure all inflows and corresponding fees are matched with bank deposits.

Loans and Advances: Includes amounts receivable from officers and company management (See Note 3).

Deposits: Represents refundable cash deposits paid by the Company as security for goods, services, or contracts, including office leases, payment processor reserve accounts, and other business arrangements.

Taxes Receivable: Comprised of refundable sales tax or other tax credits, including amounts due from governmental authorities resulting from overpayments or eligible tax incentives.

Other asset balances are classified as current or noncurrent based on the expected timing of recovery or settlement. Management assesses recoverability and risk at each reporting period, and considers factors such as counterparty creditworthiness, lease agreement status, and regulatory requirements.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	5	15,873	9,339
Less Accumulated Depreciation		(5,084)	(1,969)
Totals		**10,789**	**7,370**

Revenue Recognition

The Company generates revenue primarily through its MoviePass subscription service, which allows users to purchase same-day movie tickets using credits earned under monthly or annual membership plans. Subscribers pay a fixed monthly or annual fee that provides a predetermined number of credits that may be redeemed for tickets at participating movie theaters nationwide. The number of credits required to view a film varies based on factors such as showtime, day of the week, and theater location.

In addition, the Company earns advertising and promotional revenue through marketing arrangements with film studios and distributors, under which studios pay for inclusion in the MoviePass app or promotional email campaigns distributed to users. During the year ended December 31, 2024, the Company also initiated the development of a new digital mobile gaming platform, which remained in beta testing with no revenue recognized as of year-end.

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Subscription Revenue – Revenue from subscription plans is recognized ratably over the subscription period (generally monthly or annually) beginning when access to the MoviePass platform is granted. Amounts billed in advance are recorded as deferred revenue and recognized over the applicable period.

Advertising Revenue – Revenue from advertising and partnership arrangements is recognized at the time the promotional content is delivered or the advertising service is provided, in accordance with the contractual terms.

Deferred Revenues

Advance billings for annual memberships are recorded as deferred revenue and recognized on a straight-line basis over the twelve-month subscription period. As of December 31, 2024 and December 31, 2023 deferred revenue primarily related to annual memberships and unused subscription credits that are expected to be earned within the following year.

COGS Accrual

Cost of goods sold ("COGS") primarily consists of the movie ticket costs incurred when subscribers redeem their MoviePass credits to purchase tickets at participating theaters through the Company's prepaid card system. When a user unlocks their MoviePass card and completes a ticket transaction, the ticket's cost is automatically charged to the Company's payment processor account (maintained with USIO, Inc.) and treated as an expense at the time of redemption.

COGS includes the total face value of movie tickets purchased on behalf of members, less any theater discounts or promotional reimbursements from partner theaters. The Company does not maintain inventory; all ticket purchases occur real-time at the point of sale when a user confirms a transaction.

To ensure appropriate matching of costs to the recognition of revenue, the Company records accrued COGS for transactions that have occurred but have not yet cleared through the USIO settlement process by period-end. These accruals represent pending charges for ticket redemptions made in the final days of the reporting period, where the associated processor debit or settlement confirmation occurs after the balance sheet date.

The accrual estimate is based on system usage data and pending authorization reports from USIO, reconciled against credit redemptions and card authorizations outstanding at period close.

Refunds from ticket cancellations or failed transactions are recorded as reductions to COGS when credited back from the merchant processor or the related theater. Similarly, if a customer unlocks a card but does not complete a purchase within the allowable time window, the preloaded funds are automatically reversed to the Company's prepaid balance and no cost is recognized.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Product Development

Product development expenses consist primarily of costs related to the design, development, enhancement, and maintenance of the Company's technology infrastructure, software platforms, and user-facing applications supporting the MoviePass service. These expenses include direct payroll and benefits for technology staff, bonuses tied to development milestones, payroll-related taxes, consultant fees for software engineering and quality assurance, outsourced development projects, travel and entertainment related to technology initiatives, subscription fees for development tools, and targeted efforts to improve platform security and user experience, including bug bounties, white hat testing, and A/B testing protocols.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	**Weighted Average Exercise Price**	**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2023	-	0.45	$ -
Granted	-	0.45	$ -
Exercised	-	0.45	$ -
Expired/cancelled	-	0.45	
Total options outstanding, December 31, 2023	-	0.45	$ -

Granted	1,254,159	0.45	$ -
Exercised	-	0.45	$ -
Expired/cancelled	(418,053)	0.45	
Total options outstanding, December 31, 2024	836,106	0.45	$ -
Options exercisable, December 31, 2024	836,106	0.45	$ -

Warrants- On June 14, 2024, the Company issued a warrant to Forecast Labs, LLC (the "Investor") to purchase up to 1,994,177 shares of Series A Preferred Stock with a par value of $0.00001 per share. The warrant was provided in consideration for strategic services under a Master Services Agreement dated September 29, 2023. The warrant is exercisable subject to the fulfillment of service terms as specified in the governing agreements. The warrant contains typical features such as anti-dilution protections, legal assignment rights, and regulatory compliance covenants.

The fair value of the warrant was determined and recorded in accordance with authoritative guidance (ASC 815), as it is classified as an equity instrument. Management reviewed the terms to ensure compliance with anti-dilution, assignment, and transferability features. The warrant vests in tranches based on cost savings and new customer acquisition metrics achieved during each measurement period, as defined in the governing agreements. The quantity of shares underlying the warrant that vest in any given period is determined by dividing the eligible cost savings and new customer values for that period by the Series A2 Preferred Price Per Share, as specified in the agreement. Vesting is directly tied to the performance of the specified media and customer acquisition services during the agreement term.

The warrant was included in the computation of diluted earnings per share for the period, and details regarding the underlying shares and fully diluted capitalization can be found in Schedule A of this agreement. The Investor does not maintain board voting rights, but is entitled to a non-voting observer seat so long as it does not result in a material conflict of interest or threaten attorney-client privilege. All additional terms and periodic reporting obligations are disclosed within the side letter and accompanying Master Services Agreement.

As of the reporting date, no warrants had been exercised, and no material adverse effect has occurred related to the issuance or terms. The Company received appropriate waivers from all parties with prior rights to purchase such securities.

The warrant will expire according to the contractual terms unless earlier terminated pursuant to a written agreement or the consummation of a deemed liquidation event, an underwritten public offering, or if the Investor no longer holds any securities subject to the agreement.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2024:

Exercise Price	Number Outstanding	Expiration Date
$0.00001	1,994,177	6/14/2034

A summary of the warrant activity for the years ended December 31, 2023 and 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2023	-	-	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2023	-	-	-	-
Grants	1,994,177	0.00001	0.00001	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2024	1,994,177	0.00001	0.00001	-

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities		
	2024	**2023**
Net Operating Loss Carryforwards	9,960,659	2,942,485
Depreciation (difference in methods/timing)	530	551
Other Temporary Differences	2,156,175	256,405
Gross Deferred Tax Asset	**12,117,363**	**3,199,441**
Less: Valuation Allowance	(12,117,363)	(3,199,441)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal net operating loss carryforwards of approximately $6.68M and $2.45M, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.

The Company also maintains separate net operating loss carryforwards under state taxing jurisdictions, New York and NewJersey.

New York State: Approximately $6.7M million as of December 31, 2024 (2023: $2.4 million). NOLS may be carried forward for up to 20 years and may be carried back three years under limited circumstances. The Company has elected to waive any carryback period.

New York City : Net operating losses totaled approximately $9.24M million in 2024 (2023: $2.5 million). These losses may be credited against future city taxable income subject to the 20-year expiration provision.

New Jersey: State loss carryforwards were approximately $4.2 million as of December 31, 2024 (2023: nil). New Jersey permits NOL carryforwards for 20 years for corporate tax purposes. No carryback is allowed except for certain public utilities.

None of the Company's federal or state NOLs are limited by ownership change under IRC § 382 as of December 31 , 2024.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Components of Income Tax Benefit

Component	**2024**	**2023**
Current tax expense	-	-
Deferred tax expense (benefit)	12,117,363	3,199,441
Valuation Allowance	(12,117,363)	(3,199,441)
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

Rate Reconciliation

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(2,217,833)	21.00%	(890,909)	21.00%
State taxes, net of federal benefit	(1,716,180)	16.25%	(795,454)	18.75%
Total Income Tax Expense (benefit)	**(3,934,013)**	**37.25%**	**(1,686,363)**	**39.75%**

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024 and 2023, the Company had balances on its balance sheet related to amounts due from related parties, presented within “Other Assets.” These primarily include loans and advances to officers.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist primarily of accounts payable and accrued wages. Accounts payable represent obligations to vendors for goods and services received prior to period-end. Accrued liabilities include unpaid

---

compensation for services rendered by a consultant as of the balance sheet date. No other material liabilities or debt were outstanding as of December 31, 2024.

NOTE 6 – EQUITY

The Company has authorized 31,991,000 of common shares, of which 26,991,000 shares are designated as voting common stock and 5,00,000 shares as non-voting common stock. Further the company has authorized 13,531,423 shares of preferred stock, which are divided among several series. The par value of all classes of stock is $.00001 per share.

Common Stock
10,00,000 Common Stock (voting class) were issued and outstanding as of December 31, 2024 and December 31, 2023.

Preferred Stock and Series Designations:

The authorized preferred stock includes multiple series:

3,745,313 shares as Series Seed-1 Preferred Stock. All 3,745,313 were issued and outstanding as of December 31 2024 and December 31, 2023.

667,543 shares as Series Seed-2 Preferred Stock. All 667,543 were issued and outstanding as of December 31 2024 and December 31, 2023.

2,947,953 shares as Series Seed-3 Preferred Stock. 2,886,873 and 2,795,255 were issued and outstanding as of December 31 2024 and December 31, 2023, respectively.

188,083 shares as Series Seed-4 Preferred Stock. All 188,083 were issued and outstanding as of December 31 2024 and December 31, 2023.

5,982,531 shares as Series A Preferred Stock. 3,010,805 were issued and outstanding as of December 31, 2024.

Each series of preferred stock confers specific rights, privileges, preferences, and restrictions, including dividend rights, liquidation preferences, and voting rights, as prescribed in the Company's amended and restated certificate of incorporation and subsequent amendments.

Common Stock

The Company's common stock consists of voting and non-voting shares. Shares of voting common stock entitle holders to one vote per share on all matters presented to shareholders, while non-voting common stock carries no voting rights except as required by law.

Stock Issuances, Conversions, and Activity

During 2023 and 2024, the Company completed financing rounds, including the issuance of Series Seed and Series A preferred shares. Proceeds from these offerings provided capital to fund operations and expansion. The Company may issue additional shares of common or preferred stock, subject to the terms outlined in its certificate of incorporation and board authorization.

Stockholder Rights and Restrictions

Preferred shareholders have rights to dividends (when, as, and if declared), liquidation preferences over common shareholders, and, in some cases, conversion rights into voting common stock according to predetermined ratios. The Company's governing documents impose certain restrictions on corporate actions, including amendments, equity issuances, and redemptions, without preferred shareholder approval.

Additional Capital Transactions

Material changes in the number and class of shares issued, repurchased, or outstanding during the period should be disclosed in a schedule of changes in equity with beginning and ending balances, issuances, conversions, and any dividends or stock-based compensation, as required by US GAAP.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Oct 30, 2025, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through October 30, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

598,252 Series A preferred shares were issued between March to May 2025. All shares issued are outstanding.